UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lamar Advertising Company
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

512815101
(CUSIP Number)

September 7, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*
Although previously disclosing beneficial ownership on Schedule 13D filed with the Securities and Exchange Commission on August 22, 2005 and as amended on May 10, 2006, July 19, 2006, July 31, 2007, October 2, 2007, March 21, 2008, April 15, 2008, June 26, 2008, July 1, 2008, July 7, 2008, July 15, 2008, September 19, 2008, August 10, 2012 and September 7, 2012, the Reporting Persons (as defined herein) have chosen to disclose their beneficial ownership on Schedule 13G, pursuant to Rule 13d-1(c).  No ownership change is being reported in this filing.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,575,384(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,575,384(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,575,384(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,575,384(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 516,730(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 516,730(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,730
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 516,730(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 516,730(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,730
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,092,114(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,092,114(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,092,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%
12.	Type of Reporting Person (See Instructions) (CO)

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 12,575,384 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 516,730 of such shares.

(2)	Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 125,100(1)
	6.	Shared Voting Power 13,092,114(2)
	7.	Sole Dispositive Power 125,100(1)
	8.	Shared Dispositive Power 13,092,114(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,217,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.8%
12.	Type of Reporting Person (See Instructions) (IN)

(1)
Of these shares, 13,000 shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 112,100 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phoebe Snow Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 112,100(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 112,100(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 126
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

** Denotes less than.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ian R. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,156(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,156(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.
(1)	Of these shares, 256 shares are held in the Ian R. McGuire Individual Retirement Account, which is self-directed.

CUSIP No. 512815101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,834(1)
	6.	Shared Voting Power 13,092,114(2)
	7.	Sole Dispositive Power 3,834(1)
	8.	Shared Dispositive Power 13,092,114(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,095,948
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these, 600 shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

Item 1.	(a)	Name of Issuer

Lamar Advertising Company

	(b)	Address of Issuer’s Principal Executive Offices

5321 Corporate Boulevard,
Baton Rouge, Louisiana 70808

Item 2.	(a)	Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), Eli J. Weinberg (“EJW”), Ian R. McGuire (“IRM”), and Edward H. McDermott (“EHM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, PS Foundation, EJW, IRM and EHM are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of PS Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. PS Foundation is a California corporation.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of IRM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. IRM is a citizen of the United States of America.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

	(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

512815101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P	16.0%	12,575,384	12,575,384	0	12,575,384	0
SPO Advisory Partners, L.P.	16.0%	12,575,384	12,575,384	0	12,575,384	0
San Francisco Partners, L.P.	0.7%	516,730	516,730	0	516,730	0
SF Advisory Partners, L.P.	0.7%	516,730	516,730	0	516,730	0
SPO Advisory Corp.	16.7%	13,092,114	13,092,114	0	13,092,114	0
John H. Scully	16.8%	13,217,214	125,100	13,092,114	125,000	13,092,114
Phoebe Snow Foundation, Inc.	0.1%	112,100	112,100	0	112,100	0
Eli J. Weinberg	**0.1%	126	126	0	126	0
Ian R. McGuire	**0.1%	1,156	1,156	0	1,156	0
Edward H. McDermott	16.7%	13,095,948	3,834	13,092,114	3,834	13,092,114
__________
**	Denotes less than

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2012
Date

/s/ Kim M. Silva
Signature

Kim M. Silva
Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
Phoebe Snow Foundation, Inc. (1)
Eli J. Weinberg (1)
Ian R. McGuire (1)
Edward H. McDermott (1)

(1)	A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)